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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-C
(Rule 14D-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

WESTFIELD AMERICA, INC.

(Name of Subject Company (Issuer))

WESTFIELD AMERICA MANAGEMENT LIMITED, IN ITS CAPACITY
AS RESPONSIBLE ENTITY AND TRUSTEE OF WESTFIELD AMERICA TRUST

(Names of Filing Persons (Offerors))

COMMON STOCK,
PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

959910100

(Cusip Number of Class of Securities)

Craig van der Laan
Westfield America Trust
Level 24, Westfield Towers
100 Williams Street
Sydney NSW 2011
Australia
Telephone: 011-612-9358-7000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

COPY TO:
Morris J. Kramer, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Telephone: 212-735-3000

/x/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/x/	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Westfield America Trust (WFA)

Placement and Redeemable Converting Preference Unit Terms

WFA Placement terms

Placement Price:	A$1.45
Placement Units:	207 million
Underwritten Amount:	A$300 million
Over-subscription up to:	A$100 million
Date Units Rank for distribution:	1 April 2001
Est. DPU Difference with WFA:	3.3 cpu
Placement Discount to WFA Price:	4.4%
Placement Yield(1):	9.7%
Conditions:	Subject to WFA unitholder approval 27th March
Underwritten by:	UBS Warburg & Merrill Lynch

NOTES:

1
Annualised yield

WFA Financial details

Distributions	2001 Pre	2001 Post	Change (%)
Forecast AUD DPU	13.2c	14.0c	+6.0%
Assumed Exchange Rate	$0.641	$0.614	-4.2%
Forecast USD DPU	8.48c	8.60c	+1.4%
Placement Yield	9.1%	9.7%

UBS Warburg Forecasts

Consolidated WFA Balance Sheet	Dec-00		Pro-Forma
Total Assets	A$	8,842.7m	A$	8,842.7m
Debt[1]	A$	4,265.6m	A$	4,506.1m
Outside Equity Interest	A$	1,355.5m	A$	751.0m
Gearing[2]		57.6%		60.3%
Net Debt/Total Assets[1]		47.8%		47.8%

Note:

Excludes capital notes and convertible preference shares

2
Including capital notes, convertible preference and WAT prefs

WFA Placement unit pricing

•
Placement Units offer an attractive entry point into WFA

•
9.7% CY'01 yield, the highest yield of the Leaders

•
15.2% discount to Dec-00 NTA A$1.71

•
Attractive potential total return

2001 Yield Comparison

WFA Placement timetable

Demand due:	4:30pm 15 February 2001
Unitholder meeting:	27 March 2001
Settlement:	29 March 2001
Allotment of new units:	31 March 2001
New units will rank for DPU:	1 April 2001
Commence trading on ASX:	3 April 2001
Est. ex-date (units rank alike):	10 August 2001

Note:  The above dates are indicative only and subject to change

WFA Pref terms

Issue Amount:	A$[200]m less amount of placement over-subscription (min. A$100m)
Issue Price (Issued at Face Value):	A$100
Distribution:	Fixed $A. Greater of 9.0% or 2yr BBSW +325bp (currently 8.65%)[1]. Payable semi-annually in arrears
Maturity:	28th February 2003
Rating:	Not Rated
Listing:	Not Listed
Ranking:	Subordinated to all creditors. Senior to ordinary units
Expected drawdown date	17 April 2001
Redemption:	Anytime by WFA at face value + accrued distributions
Redemption funding:	Proceeds of up to the next 4 DRP's to December 2002
Conversion into WFA at maturity:	2% discount to proceeding average 10 day VWAP
Conditions:	Subject to WFA unitholder approval (27th March 2001)
Underwritten by:	UBS Warburg

Note:  1 Based on a 2 year swap rate (semi-annual) of 5.40% as at 14 February 2001

Disclosure & contact information

    This document has been produced by UBS Warburg Australia Equities Ltd. An associated company, UBS Warburg Australia Ltd has been appointed by Westfield America Trust as:

a.
Joint Underwriter to an institutional placement of up to $400 million of Westfield America Trust units

b.
Lead Manager and Underwriter to an institutional placement of up to $240 million of redeemable converting preference units

c.
Underwriter to the Westfield America Trust dividend reinvestment plan until December 2002, up to a maximum value of $240 million

    UBS Warburg Australia Ltd will receive fees and commissions for these roles.

Westfield America Trust (WFA)

Recommended Cash Offer for WEA Common Stock at US$16.25
Underwritten placements of WFA Units

WEA Acquisition

    SECTION 1

Overview

•
WFA will make an offer for 16.5m WEA common stock held by the public at US$16.25 per share

•
Total Acquisition amount (including costs) is US$285m

•
approximately A$540m

•
Recommended by a special committee of WEA independent directors

•
Funded by an underwritten placement of:

•
207m ordinary WFA units at $1.45 raising $300m (plus up to $100m of over-subscriptions)

•
up to $240m of redeemable converting preference units (Prefs) carrying a fixed distribution of at least 9.0%

•
The proposal is accretive to WFA distributions

Background

•
Westfield America Inc (WEA) is the 4th largest US Regional Mall REIT listed on the NYSE—39 properties in 9 states

•
Westfield America Trust (WFA) owns 56.9% of WEA (including preference shares)

•
Other investors in WEA include

•
Public (15.4%)

•
Westfield Holdings (WSF) (18.3%)

•
Security Capital (6.5%)

•
Various other entities through operating partnerships (2.9%)

WFA Offer

•
WFA will make a cash offer to acquire all WEA's common stock held by the public at US$16.25 per share

•
WSF will retain its holding in WEA common and preference shares

•
Security Capital will retain their investment in WEA preference shares

•
Investors in the operating partnerships will maintain their investment

•
The reasons for the offer are

•
the high cost of equity in WEA

•
liquidity of all REITs (including WEA) is poor, reducing attractiveness to US institutional investors

•
improve the ability to fund accretive acquisitions

•
to address the disparate interests of US and Australian investors  (low payout ratio in US vs 100% in Australia)

•
to simplify the corporate structure

•
A special committee of WEA's independent directors has recommended that WEA shareholders accept the proposal

WFA Offer (cont)

•
The offer will be implemented via a tender offer in the US. After the close of the tender a WEA shareholders' meeting (66% majority required) will be called to acquire any public shares not tendered

•
WFA and WSF can vote at the WEA shareholder meeting

•
On completion of the merger WEA will be delisted from the NYSE

•
After merger options will be granted over WEA preference shares held by WSF and Security Capital to allow conversion into WFA units (see Appendix)

Ownership structure

Proposed Ownership Structure Post Merger—Economic Interests

•
Further investment in WEA by WFA will be made at a ratio of 20.16 WFA Units per WEA share

•
Security Capital and WSF will have conversion rights into WFA

•
Security Capital and WSF preference shares will have distribution entitlements similar to WFA

•
WFA converts US$186m of WEA preference shares into WEA common shares (withholding tax benefit)

Benefits of the offer

•	DPU positive in CY01 and beyond	•	Valuation disparity between WEA and WFA addressed
•	Price upside from DPU increase (assuming yield unchanged)	•	Eliminates payout discrepancy between US and Australian investors
•	Potential re-rating because of increased liquidity and simplicity	•	Market cap increased from $1.8bn to $2.1bn
•	Improved ability to fund accretive acquisitions	•	S&P / ASX 200 Property Index weighting increased from 5.4% to 6.2%
•	DRP proceeds will be used to fund operations

Funding the acquisition

•
An underwritten placement in WFA

•
207m units at $1.45 raising A$300m

•
over-subscription facility for up to 69m units raising up to $100m

•
4.4% discount to yesterday's WFA closing price (distribution adjusted)

•
An underwritten issue of Redeemable Converting Preference Units

•
A$240m less the over-subscription amount

•
Until February 2003, DRP proceeds will be applied to progressively redeem the Prefs. (The DRP will be underwritten to a maximum amount equal to the Prefs.)

•
targeted at fixed interest / hybrid investors, broadening the investor base of WFA

•
The WFA capital raisings are conditional on WFA unitholder approval at a meeting on 27th March

•
WSF and the Lowy family can vote

•
Hedging

•
US $    acquisition obligations have been hedged

•
increase the hedged percentage for existing future income

•
hedge incremental income to same level

Indicative Offer timetable

Tender offer opens	1 March 2001
WFA meeting	27 March 2001
Tender offer closes	17 April 2001
Payment made to tender acceptances	19 April 2001
Proxy statements submitted to SEC	23 April 2001
WFA / WSF meetings	27 April 2001
Mail proxy statements to shareholders	18 May 2001
WEA shareholder meeting	14 June 2001
Merger completed	14 June 2001
Pay for remainder of outstanding shares	15 June 2001

Note:  The above dates are indicative only and subject to change

     WFA—portfolio opportunities

    SECTION 2

WFA—US retail portfolio

•
A portfolio of 39 assets, in 9 states

Investment case for WFA

•
Proven track record

Total return since listing[1]	Yield growth since listing

•
Development programme underpins earnings growth

•
Favourable demographics

•
Benefits of branding and other initiatives

Note 1:  Until 31 December 2000

Investment case for WFA (cont)

Mall stores leased (%)	Sales growth (1995 - 2000: 5.9%pa)

Average effective rent per square foot	Lease expiry profile

Note:  All dollar figures refer to US$

Strong property fundamentals

•
Comparable centre net income growth of 6.1% for CY'00

•
Sales growth 4.7% (MAT to Dec-00), approx. double levels in Australia

•
Average effective rents increased 6% in 2000

•
12.3% occupancy costs—sustainable rental growth achievable

Development Profile

•
Proven development track record

•
recently completed $US151.4m in developments yielding 9.7%

•
$US643m of current development activity

Current Projects	Commencement	Assumed Opening	Estimated Cost ($US)	Estimated Yield
Annapolis Mall	2nd qtr '99	2nd qtr '00	$23m	10%
Valley Fair	3rd qtr '98	2nd qtr '01 / 2nd qtr '02	$165m	10.3%
West County	Jun-00	3rd qtr 02	$232m	9.5%
South County	Jul-00	2nd half 2001	$54m	10%
Parkway Plaza	Oct-00	1st half 2001	$14m	10%
Independence Mall	May-00	May-01	$55m	10%
Promenade	Aug-00	1st half 2001	$35m	11%
Montgomery Mall	Oct-00	2nd half 2001	$19m	11%

Total Current			$597m	10%
2001 Projects
Enfield Connecticut		2nd Qrt 2002	$11m
Palm Desert		1st half 2002	$30m	10%
Plaza Bonita		2nd Qrt 2002	$5m

Total			$643m

     Appendix

Unitholders meetings—WFA

Resolution	Summary of Resolution	Who Can't Vote
WFA Unitholders Meeting 1 27th March 2001
Resolution 1 (Special Resolution)	Authorisation of capital raising to acquire common stock in WEA	Those investors who participated
Resolution 2 (Special Resolution)	Ratification of units placed in August 2000	Those investors who participated
WFA Unitholders Meeting 2 27th April 2001
Resolution 1 (Special Resolution)	Authorisation of Issue of Series G Special Options in WFA	WSF, Security Capital
Resolution 2 (Special Resolution)	Authorisation of Transactions with Related Parties	WSF
Resolution 3 (Ordinary Resolution)	Authorisation of further investments in WEA	WSF

Note:
Special Resolution requires 25% by value to be voted, with 75% by value of units voted, cast in favour Ordinary Resolution requires a simple majority of votes cast in favour of the resolution

Unitholders meetings—WSF

Resolution	Summary of resolution	Who can't vote
WSF's Shareholder Meeting—1 27 April 2001
Resolution 1 (Ordinary Resolution)	Approval of the acquisition of options in WFA	WSF & WEA

Note: Ordinary Resolution requires a simple majority of votes cast in favour of the resolution

Disclosure & contact information

    This presentation has been prepared for a general audience and is given for general information only. UBS Warburg and Merrill Lynch makes no representation and assumes no responsibility or liability for, the accuracy or completeness of, or any errors or omissions in, any information contained herein. In providing this presentation UBS Warburg and Merrill Lynch are not giving investment advice.

    UBS Warburg Australia Ltd and Merrill Lynch have been appointed by Westfield America Trust as underwriter to an institutional placement of approximately 207m units. UBS Warburg have been appointed by Westfield America Trust as underwriter to an institutional placement of A$240m of redeemable preference units and UBS Warburg has undertaken to underwrite the next four DRPs up to a maximum of A$240m.

    This presentation is not intended to be and does not constitute an invitation by UBS Warburg and Merrill Lynch for applications to engage in any investment activity or product mentioned and is provided as information only. It does not have regard to the specific investment objectives, financial situation and the particular needs of any specific person attending this presentation. Participants should seek advice regarding the appropriateness of engaging in any securities or investment strategies and products discussed in this presentation and should understand that statements regarding future prospects of products may not be realised. Accordingly persons interested in obtaining further information should take into account their financial circumstances, investment objectives and particular needs. Any decisions to investment strategies and products should rely on that investigation and not on the contents of this presentation. Investors should note that income from such securities, if any, may fluctuate and that each security's price or value may rise or fall. Accordingly, investors may receive back less than originally invested. Past performance is not necessarily a guide to future performance.

    This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Westfield America, Inc. Investors and security holders are strongly advised to read the tender offer statement regarding the tender offer referred to in this presentation when its becomes available, because it will contain important information. The tender offer statement will be filed by Westfield America Management Limited with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Westfield America Management Limited and Westfield America, Inc. at the SEC's web site at http://www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Westfield America Management Limited Investor Relations, Level 24 Westfield Towers, 100 William Street, Sydney NSW 2011 Australia, or call 612-9358-7459 in Australia.

    This presentation is not an offer of securities for sale in the United States, and securities may not be offered or sold in the United States absent registration or exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer that will contain detailed information about the company and management, as well as financial statements.

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